GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2022 and 2021

(Expressed in United States dollars)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

This Management’s Discussion and Analysis (“MD&A”) of Galiano Gold Inc. (“Galiano” or the “Company”) has been prepared by management as of November 9, 2022 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021 and the notes thereto, and the audited consolidated annual financial statements and the notes thereto of the Company for the years ended December 31, 2021 and 2020. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

1. Third quarter 2022 highlights

Key Metrics of the Asanko Gold Mine Joint Venture (the "AGM") (on a 100% basis)

  Culture of safety: Strong safety performance with no lost-time injuries (“LTI”) nor total recordable injuries (“TRI”) recorded during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of nil and 0.25 per million employee hours worked, respectively.  As of September 30, 2022, the AGM had achieved 9.4 million employee hours worked without an LTI.

  Metallurgical recoveries at Esaase: Independent third-party metallurgical test work completed on the Esaase deposit with overall weighted average estimated gold recoveries of 87%. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

  Production performance: Gold production of 43,899 ounces during the quarter. Year-to-date production of 136,252 ounces, resulting in a further upward revision of guidance to 160,000 to 170,000 ounces for 2022. Refer to section "3. Guidance and outlook" for further details on guidance.

  Milling performance: Achieved milling throughput of 1.4 million tonnes (“Mt”) of ore at a grade of 1.1g/t and metallurgical recovery averaged 88% during the quarter, a continued improvement in recoveries since Q1 2022.

  Cost performance and cash flow: Total cash costs per ounce1  of $1,001 and all-in sustaining costs1 ("AISC") of $1,178/oz during the quarter, resulting in positive cash flows from operations of $26.1 million and free cash flow1 of $16.3 million.

  Financial performance: Gold revenue of $76.8 million generated from 45,482 gold ounces sold at an average realized price of $1,687/oz. Net income after tax of $17.3 million during the quarter and Adjusted EBITDA1 of $22.3 million.

  Exploration success: Completed a successful infill drilling program at Nkran which intercepted several high-grade intervals within and below the resource shell described in the AGM's National Instrument 43-101 Technical Report (effective February 28, 2022).  Additionally, deep directional drilling continued at Nkran to explore the underground potential of the deposit and define the continuity and extension of mineralization below the limits of observed Mineral Resources.  This drill program also intersected high grade mineralization.

  Improving liquidity: $85.8 million in cash, $6.5 million in gold on hand, $0.4 million in gold sales receivables and no debt as of September 30, 2022.

Highlights of the Company

  Stable balance sheet: Cash and cash equivalents of $54.7 million and $2.7 million in receivables as at September 30, 2022, while remaining debt-free.

  Earnings: Net income after tax of $1.3 million or $0.01 per common share during the quarter.

_____________________________________
1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

2. Business overview

Galiano holds a 45% equity interest in the AGM and gold exploration tenements (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and currently receives an annual service fee from the JV of $7.1 million. Gold Fields Limited ("Gold Fields") owns a 45% equity interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

The AGM is a multi-deposit complex, with two main neighboring gold deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach processing plant, with a current nameplate capacity of 5.4 million tonnes per annum.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration in Ghana and Mali.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American Exchange under the symbol "GAU".

Key business developments in 2022

Updated NI 43-101 Technical Report

On March 29, 2022, the AGM reported updated Measured and Indicated Mineral Resource Estimates ("MRE") of 66.4Mt at 1.36 g/t gold for 2.9Moz gold contained, based on a gold price assumption of $1,600/oz (the "2022 Technical Report"). The Company was not in a position to declare Mineral Reserves on the AGM property as a result of the metallurgical uncertainty of the material mined from Esaase (refer to the Company's news release dated February 25, 2022).

Highlights to the updated Mineral Resource Estimate include:

  Measured Mineral Resources of 23.6Mt at 1.06 g/t for 0.8Moz gold contained and Indicated Mineral Resources of 42.7Mt at 1.53 g/t for 2.1Moz gold contained.

  A maiden Indicated Mineral Resource of 7.1Mt at 1.28 g/t for 293,000oz of contained gold at Miradani North, contributing to 10% of the overall resource base.

  A 68% increase (329,000oz) in Indicated Mineral Resource contained gold at Nkran, after accounting for the mined depletion of 101,000oz.

  A 60% increase (132,000oz) in Indicated Mineral Resource contained gold at Abore.

For further information regarding the MRE and to review scientific and technical information contained in the 2022 Technical Report, readers are encouraged to read the entire 2022 Technical Report found under the Company's SEDAR profile at www.sedar.com.

The AGM continues to display a significant property-wide MRE of 2.9 million ounces of contained gold in Measured and Indicated Mineral Resources, which now comprises six satellite deposits augmenting the cornerstone Nkran and Esaase deposits. Additions to the total MRE exceeded mined depletion but did not fully offset a decrease in overall gold grade in Measured and Indicated Mineral Resources (1.70 g/t to 1.36 g/t) and resultant contained metal in the Esaase Mineral Resource.

The changes at Esaase resulted primarily from updates to the geological models used in the MRE. The remodeling work for Esaase yielded Measured and Indicated Mineral Resources totaling 22.6Mt at a grade of 1.26 g/t (Measured Mineral Resources of 10.9Mt at 1.25 g/t and Indicated Mineral Resources of 11.7Mt at 1.27 g/t), representing decreases of 25% in grade and 25% in tonnes, post depletion, from the previous estimate (refer to the technical report entitled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" published in June 2020 and filed on SEDAR for further information regarding the Company's prior MRE).  The Esaase deposit remains the largest contributor to the total AGM Mineral Resources, accounting for approximately one-third of its total ore tonnes and contained gold ounces.

Esaase Metallurgy Update

As announced on February 25, 2022, the Company reported that the AGM experienced lower than expected recoveries in Q1 2022 (see news release "Galiano Gold Reports Lower than Expected Gold Recovery at the Asanko Gold Mine"). Subsequent to the announcement, an extensive drilling campaign was completed to provide representative samples for metallurgical testing. The objective of the program was aimed at further defining metallurgical recoveries at Esaase, and to add to the extensive metallurgical test work previously carried out on the Esaase deposit.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

During Q2 2022, significant work took place to optimize the AGM's plant performance. This included revising the mill feed blend regime, increasing the mass pull in the gravity circuit and adjusting operating parameters and reagent additions in the carbon-in-leach circuit, which assisted in the higher recoveries achieved since Q1 2022. Additionally, sixteen diamond drill holes were completed, along strike through both the Esaase Main and South pits. The resulting 2,221m increments were tested individually at the AGM laboratory as a preliminary recovery assessment and encouraging results were received, indicating alignment with the historical metallurgical test work previously carried out on the Esaase deposit.

Further to these internal results, an independent third-party metallurgical test work program was completed in Q3 2022. The program consisted of lab scale carbon-in-leach bottle roll tests conducted on a total of 8 bulk composites derived from mineralized drill core increments from the 2022 metallurgical drilling campaign at Esaase. The composites were selected to represent variations in lithological domains, oxidation states, visually logged carbon and gold grade. Overall weighted average gold recoveries of 87% were achieved for the Esaase deposit. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

The weighted average estimated recovery of the Esaase deposit is summarized in the table below. This average estimate is calculated based on the proportion of contained material types within the most recent Measured and Indicated Mineral Resources for the Esaase deposit as described in the 2022 Technical Report.

Resource Class	Material Type	% Weight	% Recovery
Measured + Indicated	Oxide	18%	92%
	Transition	17%	92%
	Fresh - Upper Sandstone	9%	82%
	Fresh - Cobra	8%	78%
	Fresh - Central Sandstone	48%	86%
	Weighted average	100%	87%

Updated Life of Mine Plan

During Q3 2022, work programs by independent consultants to update the AGM's life of mine plan to feasibility level continued and is expected to be completed in Q1 2023. The supporting mineral resource models will include results of the 2022 infill drilling programs at Nkran, Miradani North, Midras South, Abore and Esaase. The expected mineral reserve will be supported by the metallurgical test work completed as described above.

Restructuring of the AGM's workforce

In light of the changing nature of operations at the AGM, the JV has completed a process of right sizing its workforce. Severance notifications were issued during Q1 2022 and personnel required as operations move forward were retained with new employment contracts.  Despite upfront severance costs associated with the restructuring, management expects to realize longer-term cost savings and a more streamlined and efficient operation going forward. For the nine months ended September 30, 2022, the AGM realized labour cost savings of $7.0 million resulting from the workforce restructuring. As of September 30, 2022, the AGM had an outstanding $12.3 million severance provision. Following the strong performance of the AGM's operations in 2022, the JV will pay out all remaining severance obligations in Q4 2022.

Changes to Board and Management

Marcel De Groot and Shawn Wallace did not stand for re-election at the Company's Annual General Meeting, and Greg Martin, former CFO of SSR Mining Inc. ("SSR Mining"), was elected as director effective June 2, 2022.  Mr. Martin has over 20 years of mining experience, most recently as Executive Vice President and CFO of SSR Mining, and holds an MBA from the University of Western Ontario and is a designated CPA, CGA.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Mr. Di Trapani departed the Company on April 14, 2022 following which Matt Freeman was appointed as CFO, in line with the Company's succession plan.

On August 4, 2022, Chris Pettman joined the Company as Vice President Exploration. Mr. Pettman has over 15 years of exploration experience in a wide variety of geologic settings and deposit types.  Most recently he worked as Exploration Manager, Canada for Rio Tinto and previously as Chief Geoscientist at Chinalco Rio Tinto Exploration.

On September 1, 2022, Eric Chen rejoined the Company as Vice President Mineral Resources. Mr. Chen has over 30 years of experience in the mining industry, including with Newmont Corporation.

Financial and operating highlights

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2022	2021	2022	2021
Galiano Gold Inc.
Net income after tax	1,280	4,118	12,309	22,150
Cash and cash equivalents	54,716	55,842	54,716	55,842

Asanko Gold Mine (100% basis)
Financial results
Revenue	76,911	85,281	239,328	291,305
Income from mine operations	25,690	12,970	52,486	66,975
Net income after tax	17,346	7,668	19,511	50,103
Adjusted net income after tax[1]	17,346	7,668	38,431	50,103
Adjusted EBITDA[1]	22,269	16,601	56,438	75,117

Cash and cash equivalents	85,802	52,986	85,802	52,986
Cash generated from operating activities	26,075	26,473	64,344	72,649
AISC margin[1]	23,150	7,750	53,726	60,613

Key mine performance data
Gold produced (ounces)	43,899	49,543	136,252	159,963
Gold sold (ounces)	45,482	48,435	133,647	164,708

Average realized gold price ($/oz)	1,687	1,758	1,787	1,765

Total cash costs ($ per gold ounce sold)[1]	1,001	1,273	1,189	1,153
All-in sustaining costs ($ per gold ounce sold)[1]	1,178	1,598	1,385	1,397

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

3. Guidance and outlook

2022 Guidance for the Asanko Gold Mine JV (100% basis)

While technical work to support a Mineral Reserve at the AGM is ongoing, the process plant is expected to continue to operate at full capacity (5.8Mtpa) processing a portion of the remaining 7.8Mt of stockpiles. Mining at Esaase was suspended in May 2022 and concluded at Akwasiso in July 2022.

Following continued outperformance of stockpile grades processed and recoveries achieved, production guidance is again being revised upwards to between 160,000 to 170,000 ounces of gold production in 2022 (originally 100,000 to 120,000 ounces and revised upwards to 140,000 to 160,000 ounces in Q2 2022).

Sustaining capital expenditure is forecast at $13 million (originally $22 million and revised to $17 million in Q2 2022) due to a change in timing of non-critical capital projects (spend as of September 30, 2022: $7.1 million).  Sustaining capital includes approximately $5 million for Nkran and Esaase infill drilling and metallurgical recovery test work (spend as of September 30, 2022: $3.9 million) and $5 million for a tailings storage facility ("TSF") lift (spend as of September 30, 2022: $1.5 million).

Development capital is forecast at $6 million (revised from $8 million) due to a change in timing of pre-mining activities at Abore (spend as of September 30, 2022: $2.0 million).  Development capital relates primarily to preparation of mining of Abore expected to begin in 2023. In addition, $15 million is budgeted for exploration, mainly around the Greater Midras, Abore and Miradani trends and assessing the underground potential at Nkran (spend as of September 30, 2022: $11.7 million).

At prevailing gold prices as of Q3 2022 and the midpoint of 2022 further revised production guidance (165,000oz), management expects the AGM to generate positive operating cash flows of approximately $90 million (previously $60 million) in 2022, before exploration costs, non-recurring working capital items related to winding down mining operations and payment of the Company's service fee as operator of the JV.

2022 Guidance	FY 2021 (Actual)	FY 2022 (Original Guidance)	FY 2022 (Revised Guidance)	YTD 2022 (Actual)
Gold production (oz)	210,241	100,000 - 120,000	160,000 - 170,000	136,252
Cash flow from operations as defined above ($m)	82.3	Approx. 10.0	Approx. 90.0	78.7

___________________________
1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

4. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable equity interest in the AGM is 45%.

4.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and nine months ended September 30, 2022 and 2021, unless otherwise noted.

	Three months ended September 30,		Nine months ended September 30,
Key mine performance data of the AGM (100% basis)	2022	2021	2022	2021
Mining
Ore tonnes mined (000 t)	144	1,464	1,894	4,638
Waste tonnes mined (000 t)	107	10,017	6,706	28,642
Total tonnes mined (000 t)	251	11,481	8,600	33,280
Strip ratio (W:O)	0.7	6.8	3.5	6.2
Average gold grade mined (g/t)	1.8	1.3	1.6	1.3
Mining cost ($/t mined)	25.27	3.28	6.09	3.21

Ore transportation
Ore transportation from Esaase (000 t)	699	1,272	2,911	3,404
Ore transportation cost ($/t trucked)	6.55	5.88	6.11	6.15

Processing
Ore tonnes milled (000 t)	1,423	1,542	4,311	4,461
Average mill head grade (g/t)	1.1	1.1	1.3	1.2
Average recovery rate (%)[2]	88%	90%	80%	93%
Processing cost ($/t milled)	10.45	9.68	10.09	9.95
G&A costs ($/t milled)[3]	4.89	5.78	5.50	6.66
Gold produced (ounces)	43,899	49,543	136,252	159,963
Gold sold (ounces)	45,482	48,435	133,647	164,708

All-in sustaining costs[1]
All-in sustaining costs ($ per gold ounce sold)[1]	1,178	1,598	1,385	1,397
All-in sustaining margin ($ per gold ounce sold)[1]	509	160	402	368

a) Health and Safety

There were no LTIs nor TRIs reported during the quarter and the 12-month rolling LTI and TRI frequency rates were nil and 0.25, respectively.  The AGM has now achieved 9.4 million employee hours worked without an LTI.

b) Mining

During Q3 2022, Cut 3 at the Akwasiso pit was fully depleted and delivered 0.1Mt of ore at an average gold grade of 1.8g/t and a strip ratio of 0.7:1. As previously communicated, the AGM will be processing stockpiled material for the balance of the year (refer to section "3. Guidance and outlook").

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Mining cost per tonne for Q3 2022 was $25.27 compared to $3.28 during Q3 2021. The higher mining cost per tonne in Q3 2022 was due to lower tonnes mined relative to Q3 2021 resulting from the conclusion of mining activities at Akwasiso and transitioning to a stockpile only feed plan, which had the effect of increasing certain fixed mining costs on a per unit basis. On an absolute cost basis, mining costs were 83% lower in Q3 2022 relative to the comparative quarter due to the conclusion of mining activities mentioned above.

c) Processing

The AGM produced 43,899 ounces of gold during Q3 2022, as the processing plant achieved milling throughput of 1.4Mt of ore at a grade of 1.1g/t and metallurgical recovery averaging 88%. The AGM continued to achieve a significant improvement in recoveries from Q1 2022. Refer to the Company's news releases dated February 25, July 8 and September 29, 2022 for further information on metallurgical recoveries at the AGM.

During Q3 2022, the AGM processed 1.3Mt of stockpiled material to supplement mill feed from the Akwasiso pit.  Stockpiled ore fed to the processing plant during the quarter yielded ounces that again exceeded expectations resulting in a further upward revision to production guidance. The nature of stockpiled material can result in highly variably grades; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q3 2022 was $10.45 compared to $9.68 during Q3 2021, an increase of 8%. The higher processing cost per tonne in Q3 2022 was primarily due to lower tonnes processed relative to Q3 2021 (resulting from planned maintenance shutdowns), which had the effect of increasing certain fixed costs on a per unit basis. Additionally, the AGM experienced inflationary pressures on grinding costs, electricity, fuel and other key reagents ($1.4 million increase from Q3 2021). Partly offsetting these factors was lower labour costs in Q3 2022 ($1.2 million decrease from Q3 2021) resulting from the restructuring of the AGM's workforce.

d) Total cash costs and AISC

For the three and nine months ended September 30, 2022, total cash costs per ounce1 were $1,001 and $1,189, respectively, compared to the three and nine months ended September 30, 2021 of $1,273 and $1,153, respectively.  Although gold sales volumes decreased by 6% in Q3 2022, total cash costs per ounce1 decreased as a result of lower mining costs resulting from the winding down of operations at Akwasiso and a positive $3.2 million net realizable value ("NRV") adjustment on stockpile inventory that was credited against production costs. In addition, labour costs were lower in Q3 2022 ($4.3 million decrease) as a result of the AGM's workforce restructuring completed in Q1 2022. These factors were partly offset by general inflationary pressures on electricity, fuel and other key consumables and reagents. Total cash costs per ounce for Q3 2022 included approximately $480/oz of historical mining costs associated with stockpiled ore.

Relative to Q2 2022, total cash costs per ounce1 were lower in Q3 2022, decreasing by 18% from $1,218 to $1,001. The decrease in total cash costs per ounce1 was primarily due to higher mining costs in Q2 2022 as mining activities were still ongoing at both the Esaase and Akwasiso pits.

For the three and nine months ended September 30, 2022, AlSC1 for the AGM amounted to $1,178/oz and $1,385/oz, respectively, compared to AISC1 of $1,598/oz and $1,397/oz, respectively, for the three and nine months ended September 30, 2021. The decrease in AlSC1 from Q3 2021 to Q3 2022 was predominantly due to the decrease in total cash costs per ounce1 mentioned above, while Q3 2021 included $84/oz higher sustaining capital expenditures related to raising the height of the TSF and $96/oz of deferred stripping costs.  Additionally, general and administrative ("G&A") expenses were $26/oz lower in Q3 2022 relative to Q3 2021 as a result of the AGM restructuring its workforce and consulting costs associated with a strategic cost review being included in Q3 2021.  These factors were partly offset by a $51/oz increase in lease payments to mining contractors associated with the winding down of operations at Akwasiso.

Relative to Q2 2022, AlSC1 was lower in Q3 2022, decreasing by 18% from $1,431/oz to $1,178/oz. The reduction in AISC1 was primarily due to the decrease in total cash costs per ounce1 mentioned above. In addition, Q2 2022 contained $17/oz higher sustaining capital expenditures related to infill drilling programs at Nkran Cut 3 and Esaase and $26/oz higher lease payments as mining was ongoing at both Esaase and Akwasiso.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

For the three and nine months ended September 30, 2022, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $6.4 million and $13.8 million, respectively, compared to $4.8 million and $20.4 million, respectively, during the comparative periods in 2021. Non-sustaining capital expenditures during Q3 2022 amounted to $3.5 million and related primarily to Abore infill drilling and work programs underway to update the AGM's life of mine plan to feasibility level, while $2.9 million of non-sustaining exploration expenditures primarily related to deep directional drilling at Nkran Cut 3 to explore its underground potential and resource definition drilling at Miradani North.

e) Environmental, Social and Corporate Governance

The Company believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV's mines. The Company's 2021 Sustainability Report was published on August 23, 2022 and is available on the Company's website at www.galianogold.com. The 2021 Sustainability Report was also distributed to local and national stakeholders in Ghana.

Galiano completed an independent human rights impact assessment in 2021 and the results of this study indicated that the Company is applying appropriate governance, monitoring systems, and mitigation measures to protect its employees, contractors and stakeholder communities. Recommendations on alignment with evolving international best practices are currently being implemented by the Company at the AGM and corporate levels.

The Company receives detailed bi-annual feedback from an independent tailings review panel on international best practices and risk mitigation with respect to the AGM's TSF. This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano, as well as the contracted Engineer-of-Record to oversee the tailings management facility. In addition, the Company is supporting its JV partner's initiative to implement the Global Industry Standard on Tailings Management at the AGM by 2025.

Work continues on advancing the Company's Climate Change Adaptation Plan including implementing recommendations from a Climate Change Vulnerability Risk Assessment conducted on the AGM and finalizing efficiency initiatives as a result of a 2021 energy audit.

The AGM continues to be fully certified by the International Cyanide Management Code ("ICMC" or "Cyanide Code"). The AGM has aligned its approach to cyanide management at all operations with the Cyanide Code, which is recognized as an international best practice.  Furthermore, the AGM has fully integrated the Cyanide Code principles and standards of practice into its health, safety and environmental management systems to protect human health and reduce the potential for environmental impacts. This ICMC certification reflects the Company's ongoing commitment to adhering to international mining industry best practices.

4.2 Exploration update

The JV holds a district-scale land package of 476km2 on the Asankrangwa Gold Belt. The following exploration programs were undertaken during the period to evaluate the current and potential expanded mineralization of each deposit to improve the mineral resource estimate and to assess the broader potential of each deposit.

  Nkran Cut 3 - the Nkran pit is located immediately adjacent to the processing plant. The JV completed an infill drill program during Q2 2022 with 24 holes drilled totaling 8,116m.  The objective of this drill program was to enhance the understanding of the mineral resource and explore for potential extensions of mineralization to incorporate into a Mineral Reserve and technical report.

Drilling highlights at Nkran Cut 3 reported during the quarter included (refer to the Company's news release dated August 25, 2022 for additional details on the drilling results, including data verification and quality assurance and quality control measures):

  Hole NKDD22‐100: 16 meters @ 47.3 g/t gold from 13.6m and 41 meters @ 3.0 g/t gold from 135.4m
  Hole NKDD22‐099: 11 meters @ 27.6 g/t gold from 259m
  Hole NKDD22‐083: 49 meters @ 3.4 g/t gold from 261.7m and 50 meters @ 3.5 g/t gold from 336m
  Hole NKDD22‐086: 16 meters @ 5.4 g/t gold from 191m
  Hole NKDD22‐080: 45 meters @ 2.3 g/t gold from 107m

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
  Hole NKDD22‐105: 8 meters @ 10.4 g/t gold from 109m
  Hole NKDD22‐106: 59 meters @ 2.7 g/t gold from 330m

The drill results received to date demonstrate the continuity of high‐grade mineralization below the previously mined portions of the Nkran deposit.  Additionally, mineralization appears to extend below the current resource shell and remains open at depth.

  Nkran Deep Directional Drilling - the JV has commenced a deep directional drill program to explore the underground potential at the Nkran deposit. Phase 1 of the drill campaign was completed in Q3 2022 and achieved 5,488m from 2 pilot holes yielding 8 directional (daughter) holes.

Drilling highlights at Nkran Deeps reported during the quarter included (refer to the Company's news release dated September 8, 2022 for additional details on the drilling results, including data verification and quality assurance and quality control measures):

  Hole NKDD22-090W1: 14 meters @ 4.56 g/t gold from 518.6m including 4 meters @ 9.48 g/t gold from 528.8m, 4 meters @ 4.77 g/t gold from 581m and 2 meters @ 37.57 g/t gold from 625m
  Hole NKDD22-090W2: 7 meters @ 7.03 g/t gold from 379m, 5 meters @ 4.18 g/t gold from 431m and 6 meters @ 7.25 g/t gold from 480m
  Hole NKDD22-090W3: 6 meters @ 6.99 g/t gold from 474m
  Hole NKDD22-090W4: 8 meters @ 5.19 g/t gold from 298m
  Hole NKDD22-077W1: 4.5 meters @ 7.28 g/t gold from 376.3m
  Hole NKDD22-077W2: 6 metres @ 7.25 g/t gold from 480m

Mineralization appears to be open in all directions, including the zone above this mineralization and below the bottom extents of previous infill resource drilling. Several mineralized intercepts indicate grades and widths that may be amenable to underground mining and additional drilling is currently being contemplated to follow-up on these initial results.

  Esaase - The JV designed an infill drill program to enhance the understanding of the mineral resource and convert inferred category mineral resources into the measured and indicated category. During Q3 2022, 34 holes were drilled totaling 4,997m and year-to-date 68 holes have been drilled for 11,579m. Assay results received to date are under evaluation.

  Abore - The JV designed an infill drill program to enhance the understanding of the mineral resource and convert inferred category mineral resources into the measured and indicated category. Drilling is ongoing and during Q3 2022, 87 holes were drilled totaling 15,559m.

  Miradani North - located 10km south-west of the processing plant and has Indicated Mineral Resources of 7.1Mt at 1.28g/t and Inferred Mineral Resources of 2.6Mt at 1.21g/t as reported in the 2022 Technical Report. The JV designed a low angle drill program targeting the conversion of inferred resources to the measured and indicated category.  The drill program was completed in Q3 2022. Year-to-date 19 holes have been drilled for 4,141m with assay results received to date under evaluation.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. The JV has planned a 21,900m drill program for 2022 targeting definition of the deposit as well as extensions to the south and at depth. Previous drill results were reported in the Company's news release dated January 18, 2022. Refer to this news release for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Similar in character to Esaase and Kaniago West, mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite. Year-to-date 74 holes have been drilled for 8,668m along the South Extension, Takorase and West trends.  Assay results received to date are under evaluation.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

4.3 Financial results of the AGM

The following table presents excerpts of the financial results of the JV for the three and nine months ended September 30, 2022 and 2021. These results are presented on a 100% basis.

Three and nine months ended September 30, 2022 and 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$

Revenue	76,911	85,281	239,328	291,305

Cost of sales:
Production costs	(41,845)	(57,531)	(147,331)	(176,840)
Depreciation and depletion	(5,531)	(10,516)	(27,545)	(32,925)
Royalties	(3,845)	(4,264)	(11,966)	(14,565)
Income from mine operations	25,690	12,970	52,486	66,975

Exploration and evaluation expenditures	(2,928)	(3,343)	(9,348)	(8,781)
General and administrative expenses	(850)	(2,113)	(21,257)	(7,567)
Income from operations	21,912	7,514	21,881	50,627
Finance expense	(3,858)	(614)	(5,435)	(2,256)
Finance income	158	58	234	168
Foreign exchange (loss) gain	(866)	710	2,831	1,564
Net income after tax for the period	17,346	7,668	19,511	50,103
Adjusted net income after tax for the period[1]	17,346	7,668	38,431	50,103

Average realized price per gold ounce sold ($)	1,687	1,758	1,787	1,765
Average London PM fix ($/oz)	1,729	1,790	1,824	1,800
Gold sold (ounces)	45,482	48,435	133,647	164,708

1 Non-IFRS measure. Adjusted net income as presented in the table was derived by adjus ting net income of the AGM for the nine months ended September 30, 2022 by the $18.9 million severance provision as s ociated with res tructuring the AGM's workforce.

Revenue

During Q3 2022, the AGM sold 45,482 ounces of gold at an average realized gold price of $1,687/oz for total revenue of $76.9 million (including $0.2 million of by-product silver revenue). During Q3 2021, the AGM sold 48,435 ounces of gold at an average realized gold price of $1,758/oz for total revenue of $85.3 million (including $0.1 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was a function of a 6% reduction in sales volumes and a 4% decrease in realized gold prices relative to Q3 2021.

During the nine months ended September 30, 2022, the AGM sold 133,647 ounces of gold at an average realized gold price of $1,787/oz for total revenue of $239.3 million (including $0.5 million of by-product silver revenue). During the comparative period of 2021, the AGM sold 164,708 ounces of gold at an average realized gold price of $1,765/oz for total revenue of $291.3 million (including $0.5 million of by-product silver revenue). The decrease in revenue period-on-period was a function of a 19% reduction in sales volumes, partly offset by a 1% increase in realized gold prices.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite.  As of September 30, 2022, 1,432,903 gold ounces have been delivered to Red Kite under the offtake agreement (December 31, 2021 - 1,299,256 gold ounces delivered).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Production costs and royalties

During the three and nine months ended September 30, 2022, the AGM incurred production costs of $41.8 million and $147.3 million, respectively, compared to $57.5 million and $176.8 million in the comparative periods of 2021.

Production costs were lower in Q3 2022 primarily due to a positive NRV adjustment on stockpiled Esaase ore (resulting from higher estimated recoveries) of which $3.2 million was credited to production costs. Production costs in Q3 2022 also benefited from lower labour costs resulting from the rationalization of the AGM's workforce completed in Q1 2022 and lower ore transportation costs as a smaller proportion of mill feed was sourced from Esaase in Q3 2022 ($2.9 million decrease). In addition, 6% fewer gold ounces were sold during the current quarter. Production costs in Q3 2022 included approximately $21.8 million of previously incurred mining costs associated with the processing of stockpiled ore.

Production costs were lower in 2022 due to 19% fewer gold ounces sold than the comparative period in 2021. Additionally, there was a positive NRV adjustment on stockpile inventory (resulting from an improvement in stockpile grade and higher estimated recoveries on Esaase material) of which $10.5 million was credited to production costs. These factors were partly offset by a drawdown of higher cost and lower grade stockpiles during the period to augment ore mined from Esaase and Akwasiso. Production costs in 2022 included approximately $39.9 million of previously incurred mining costs associated with the processing of stockpiled ore.

During the current year, the JV did not capitalize any stripping costs to depletable mineral interests (three and nine months ended September 30, 2021 - $2.0 million and $7.1 million, respectively).

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs. Royalties payable to the Government of Ghana are presented as a component of cost of sales and amounted to $3.8 million and $12.0 million for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - $4.3 million and $14.6 million, respectively). Royalty expense was lower in 2022 due to lower revenues.

Depreciation and depletion

Depreciation and depletion on mineral properties, plant and equipment ("MPP&E") recognized during Q3 2022 was $5.5 million compared to $10.5 million for Q3 2021. Depreciation and depletion expense on MPP&E decreased from Q3 2021 to Q3 2022 primarily due to the pause in mining at Akwasiso and Esaase which resulted in lower depletion on mine development costs, deferred stripping assets and mining contractor leases. Furthermore, depreciation was lower in Q3 2022 due to a positive NRV adjustment on stockpiled Esaase ore (resulting from higher estimated recoveries) of which $0.9 million was credited to depreciation expense and a reduction in the cost base of depreciable assets due to the impairment recorded at December 31, 2021.

Depreciation and depletion on MPP&E recognized during the nine months ended September 30, 2022 was $27.5 million compared to $32.9 million for 2021. Depreciation and depletion expense was lower in 2022 due to the pause in mining operations mentioned above and a reduction in the cost base of depreciable assets due to the impairment recorded at December 31, 2021.  These factors were partly offset by a drawdown of higher cost and lower grade stockpile inventories to augment ore mined from Esaase and Akwasiso which resulted in higher depreciation expense (net of a positive $4.1 million NRV adjustment on stockpile inventory credited to depreciation expense).

Exploration and evaluation expenditures

During the three and nine months ended September 30, 2022, the AGM incurred exploration and evaluation ("E&E") expense of $2.9 million and $9.3 million, respectively, (see 3.2 "Exploration update") compared to $3.3 million and $8.8 million of E&E expenditures expensed in the comparative periods of 2021, respectively. E&E expenses in 2022 related to drilling campaigns at Midras South, Miradani North and Abore as well as deep directional drilling at Nkran to explore its underground potential.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

General and administrative expenses

During the three and nine months ended September 30, 2022, the AGM incurred G&A expenses of $0.9 million and $21.3 million, respectively, compared to expenses of $2.1 million and $7.6 million, respectively, in the comparative periods of 2021. G&A expenses in Q3 2022 were lower than Q3 2021 due to lower labour costs resulting from the restructuring of the AGM's workforce. Additionally, Q3 2021 included consulting costs incurred as part of a strategic initiative to review and improve the AGM's supply chain and procurement processes.

The increase in G&A expense during the nine months ended September 30, 2022 relative to the comparative period was due to accrued severance and redundancy costs related to the AGM rationalizing its workforce ($18.9 million increase), which was partly offset by the above mentioned lower labour costs in 2022 and higher consulting costs incurred in 2021.

Finance expense

Finance expense for the three and nine months ended September 30, 2022 was higher than the comparative periods in 2021 due to a provision related to a regulatory audit.  During the period, the Ghana Revenue Authourity ("GRA") conducted a regulatory audit of Asanko Gold Ghana Limited's 2016 to 2020 fiscal years and raised a variety of matters for consideration. A final ruling has not been received from the GRA; however, a provision of $2.9 million has been recorded by the JV as an estimate of potential exposure covering the periods 2016 through September 30, 2022.

4.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	26,075	26,473	64,344	72,649
Investing activities	(5,490)	(12,391)	(11,353)	(33,112)
Financing activities	(4,416)	(2,246)	(15,059)	(50,643)
Impact of foreign exchange on cash and cash equivalents	(650)	(160)	(1,341)	(162)
Increase (decrease) in cash and cash equivalents during the period	15,519	11,676	36,591	(11,268)
Cash and cash equivalents, beginning of period	70,283	41,310	49,211	64,254
Cash and cash equivalents, end of period	85,802	52,986	85,802	52,986

Cash flows from operating activities

During Q3 2022, the AGM generated cash flows from operations of $26.1 million, despite a net working capital outflow of $5.7 million, due to strong AISC margins1 of $509/oz.

Operating cash flows in Q3 2022 were comparable to Q3 2021 as improved AISC margins1 in the current period were offset by a $13.3 million net working capital outflow compared to Q3 2021.

During the nine months ended September 30, 2022, the AGM generated cash flows from operations of $64.3 million, which was positively impacted by a $4.0 million net working capital inflow.

The decrease in operating cash flows for the nine months ended September 30, 2022 relative to the comparative period was primarily due to a $19.9 million decrease in the JV’s operating income (excluding depreciation) resulting from lower gold ounces sold and payment of severance costs associated with the AGM’s workforce restructuring, which were partly offset by a $16.7 million decrease in net working capital in 2022 compared to 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Cash used in investing activities

During Q3 2022, the AGM invested $5.6 million in additions to MPP&E and earned $0.1 million of interest on cash balances. Total cash expenditure on MPP&E during the quarter included $2.1 million in sustaining capital related primarily to infill drilling at Esaase and raising the height of the TSF. Development capital expenditure was $3.5 million in Q3 2022 and related primarily to Abore infill drilling and work programs underway to update the AGM's life of mine plan to feasibility level.

The decrease in cash flows invested in MPP&E from Q3 2021 to Q3 2022 was primarily due to: lower deferred stripping costs ($4.7 million decrease) and lower sustaining capital expenditures ($4.2 million decrease) as the prior period included higher costs related to raising the height of the TSF. These factors were partly offset by higher development capital in Q3 2022 ($2.1 million increase) related to Abore infill drilling and the AGM's feasibility study mentioned above, and changes in accounts payable.

During the nine months ended September 30, 2022, the AGM invested $11.6 million in additions to MPP&E and earned $0.2 million of interest on cash balances. Total cash expenditure on MPP&E during the period included $7.1 million in sustaining capital related primarily to infill drilling at Nkran Cut 3, infill and metallurgical drilling at Esaase and raising the height of the TSF. Development capital expenditure was $4.4 million in 2022 and related primarily to local community relocation costs, and Abore infill drilling and the AGM's feasibility study mentioned above.

The decrease in cash flows invested in MPP&E from 2021 to 2022 was primarily due to: lower deferred stripping costs ($8.6 million decrease); lower sustaining capital expenditures ($5.9 million decrease) as the prior period included higher costs related to raising the height of the TSF and the purchase of a spare mill girth gear; and lower development capital expenditure ($7.2 million decrease) as the prior period included costs to construct the Tetrem village relocation and water treatment plants.

Cash used in financing activities

During Q3 2022 and Q3 2021, $4.4 million and $2.2 million, respectively, of cash used in financing activities related primarily to lease payments on the JV's services and mining contractor lease agreements. The increase in cash outflows during Q3 2022 related to the wind down of mining operations at Akwasiso and Esaase.

During the nine months ended September 30, 2022, $15.1 million of cash used in financing activities related primarily to lease payments on the JV's services and mining contractor lease agreements. During the comparative period of 2021, cash used in financing activities of $50.6 million included $30.6 million of principal and interest payments on the revolving credit facility ("RCF"), preferred share distributions to the JV partners totaling $10.0 million and $10.0 million in lease payments.

Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank. During the period, the maturity date of the RCF was extended to September 30, 2023 (with utilization subject to credit review) and the AGM will pay a facility maintenance fee of 0.70% per annum. As at September 30, 2022, the balance drawn under the RCF was nil (December 31, 2021 – nil).

As at September 30, 2022, the JV held cash and cash equivalents of $85.8 million, $6.5 million in gold on hand and $0.4 million in receivables from gold sales. This compares to December 31, 2021 when the JV held $49.2 million in cash and cash equivalents, $13.6 million in receivables from gold sales and $3.2 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

5. Financial results of the Company

The following table is a summary of the Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Income of the Company for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars, except per share amounts)	$	$	$	$

Service fee earned as operators of joint venture	1,381	1,284	3,995	3,764
Share of net earnings related to joint venture	-	3,448	-	22,535
General and administrative expenses	(3,490)	(2,665)	(8,246)	(10,368)
Exploration and evaluation expenditures	(281)	(148)	(473)	(521)
(Loss) income from operations and joint venture	(2,390)	1,919	(4,724)	15,410

Finance income	3,702	2,220	17,082	6,818
Finance expense	(8)	(11)	(24)	(43)
Foreign exchange loss	(24)	(10)	(25)	(35)
Net income and comprehensive income after tax for the period	1,280	4,118	12,309	22,150

Net income per share:
Basic	0.01	0.02	0.05	0.10
Diluted	0.01	0.02	0.05	0.10

Weighted average number of shares outstanding:
Basic	224,943,453	224,943,453	224,943,453	224,656,842
Diluted	224,943,453	225,065,576	224,943,453	225,106,106

Share of net earnings related to the AGM JV

The Company did not recognize its share of the JV's net earnings for the three and nine months ended September 30, 2022 as the recoverable amount of the Company's equity investment in the JV was nil at March 31, 2022, June 30, 2022, and September 30, 2022 (three and nine months ended September 30, 2021 - share of net earnings of $3.4 million and $22.5 million, respectively).

Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $7.1 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three and nine months ended September 30, 2022, the Company earned a gross service fee of $1.7 million (less withholding taxes payable in Ghana of $0.3 million) and $5.0 million (less withholding taxes payable in Ghana of $1.0 million), respectively.

During the three and nine months ended September 30, 2021, the Company earned a gross service fee of $1.6 million (less withholding taxes of $0.3 million) and $4.7 million (less withholding taxes of $0.9 million), respectively.  The increase in the gross service fee during 2022 was due to an annual inflationary adjustment.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

General and administrative expenses

G&A expenses for the three and nine months ended September 30, 2022 and 2021 comprised the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(1,426)	(1,778)	(5,145)	(6,273)
Office, rent and administration	(379)	(360)	(982)	(871)
Professional and legal	(165)	(118)	(545)	(479)
Share-based compensation	(1,265)	(173)	(895)	(2,106)
Travel, marketing, investor relations and regulatory	(219)	(199)	(569)	(528)
Depreciation and other	(36)	(37)	(110)	(111)
Total G&A expense	(3,490)	(2,665)	(8,246)	(10,368)

G&A expenses in Q3 2022 were $0.8 million higher than Q3 2021 primarily due to a $1.1 million increase in share-based compensation expense resulting from granting deferred share units to directors of the Company which have no specific vesting conditions (thus the expense is recognized immediately on grant date), and an increase in the fair value of the Company's cash-settled share unit awards during the current period. This increase was partly offset by wages, benefits and consulting costs being $0.4 million lower in Q3 2022 due to a lower headcount.

G&A expenses for the nine months ended September 30, 2022 were $2.1 million lower than the comparative period in 2021 primarily due to wages, benefits and consulting costs being $1.1 million lower in 2022 due to a lower headcount, which was partly offset by higher costs related to corporate development initiatives. Additionally, share-based compensation expense decreased by $1.2 million in 2022 due to forfeited awards and a decrease in the fair value of underlying long‐term incentive plan awards.

Finance income

Finance income includes positive changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances.  The increase in finance income during the three and nine months ended September 30, 2022 from the comparative periods in 2021 was due to a $3.4 million and $16.6 million positive fair value adjustment on the Company's preferred share investment in the JV, respectively, whereas the prior periods included a $2.2 million and $6.6 million positive fair value adjustment, respectively.

Interest earned on cash balances was also $0.3 million higher during the three and nine months ended September 30, 2022 relative to the comparative periods in 2021 due to rising interest rates.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

		2022		2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Service fee earned as operators of joint venture	1,381	1,307	1,307	1,307	1,284	1,240	1,240	1,240
Share of net (loss) earnings related to joint venture	-	-	-	(74,063)	3,448	5,713	13,374	18,691
General and administrative expenses	(3,490)	(2,004)	(2,752)	(3,109)	(2,665)	(3,779)	(3,924)	(3,342)
Exploration and evaluation expenditures	(281)	(55)	(137)	(121)	(148)	(373)	-	-
(Loss) income from operations and joint venture	(2,390)	(752)	(1,582)	(75,986)	1,919	2,801	10,690	16,589
Impairment of investment in joint venture	-	-	-	(7,631)	-	-	-	-
Other income (expense)	3,670	13,318	45	(7,416)	2,199	2,203	2,338	1,082
Net income (loss) after tax for the period	1,280	12,566	(1,537)	(91,033)	4,118	5,004	13,028	17,671
Basic and diluted income (loss) per share	$0.01	$0.06	($0.01)	($0.40)	$0.02	$0.02	$0.06	$0.08

Adjusted net income (loss) after tax for the period[1]	1,280	12,566	(1,537)	(14,478)	4,118	5,004	13,028	17,671
Adjusted basic and diluted income (loss) per share[1]	$0.01	$0.06	($0.01)	($0.06)	$0.02	$0.02	$0.06	$0.08

EBITDA[1]	(2,378)	(727)	(1,534)	(83,553)	1,946	2,876	10,664	16,458

1 The Company has included the non-IFRS performance measures of adjusted net income (loss) after tax and adjusted net income (loss) per common share. Neither adjusted net income (loss) after tax nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) after tax excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and the performance of its core business.  Adjusted net loss after tax in Q4 2021 was derived by adding back the Company's share of the JV's impairment recorded at December 31, 2021 and the impairment recorded on the Company's equity investment in the JV.

The results of the Company are heavily influenced by its share of profits and losses related to the JV, which is directly related to the underlying performance of the AGM.

From Q4 2020 to Q3 2021, results reflected the gold price environment and the grade of deposits being mined.

The net loss in Q4 2021 was due to the Company recognizing its 45% interest in the $153.2 million impairment recorded by the JV associated with the AGM not being in a position to declare a mineral reserve at December 31, 2021.  Additionally, the Company recorded a $7.6 million impairment on its equity investment in the AGM JV during Q4 2021 again due to the inability of the AGM to declare mineral reserves as a result of metallurgical uncertainty of the material mined from Esaase.

Other expense for Q4 2021 includes a $7.5 million negative fair value adjustment on the Company's preference shares in the JV which resulted from the aforementioned impairment indicators.

During 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment in the JV was nil at March 31, 2022, June 30, 2022, and September 30, 2022. Other income for Q2 2022 and Q3 2022 includes a $13.2 million and $3.4 million positive fair value adjustment on the Company's preference shares in the JV, respectively, largely driven by strong operating performance resulting in improved working capital of the AGM.

___________________________
1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JVA. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.  Note that the September 30, 2022 and December 31, 2021 balances below do not include any assets or liabilities of the JV.

	September 30, 2022	December 31, 2021
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	54,716	53,521
Other current assets	3,555	8,147
Non-current assets	91,000	74,528
Total assets	149,271	136,196

Current liabilities	3,644	2,643
Non-current liabilities	655	790
Total liabilities	4,299	3,433

Total equity	144,972	132,763

Working capital	54,627	59,025
Total common shares outstanding	224,943,453	224,943,453
Total options outstanding	8,827,170	11,680,170

Key financial ratios
Current ratio	15.99	23.33
Total liabilities-to-equity	0.03	0.03

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Commitments

The following table summarizes the Company's contractual obligations as at September 30, 2022 and December 31, 2021. Note the following table excludes commitments and liabilities of the JV as at September 30, 2022 and December 31, 2021.

	Within 1				Total	Total
(in thousands of US dollars)	year	1 - 3 years	4 - 5 years	Over 5 years	September 30, 2022	December 31, 2021
Accounts payable and accrued liabilities	1,757	-	-	-	1,757	1,467
Long-term incentive plan (cash-settled awards)	1,782	421	-	-	2,203	1,547
Corporate office leases	123	251	-	-	374	501
Total	3,662	672	-	-	4,334	3,515

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company and/or the AGM JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or the JV's financial condition or future results of operations.

Cash flows

The following table provides a summary of the Company's cash flows for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	1,542	(2,835)	942	(10,648)
Investing activities	331	45	496	3,874
Financing activities	(32)	106	(99)	474
Impact of foreign exchange on cash and cash equivalents	(130)	(22)	(144)	(9)
Increase (decrease) in cash and cash equivalents during the period	1,711	(2,706)	1,195	(6,309)
Cash and cash equivalents, beginning of period	53,005	58,548	53,521	62,151
Cash and cash equivalents, end of period	54,716	55,842	54,716	55,842

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Cash provided by (used in) operating activities

During Q3 2022, the Company generated cash flows from operations of $1.5 million (three months ended September 30, 2021 - utilized cash flows in operations of $2.8 million) as a $2.5 million positive working capital movement exceeded corporate head office expenses.  The positive working capital movement was largely due to collecting $3.8 million of the Company's service fee receivable from the JV.

During the nine months ended September 30, 2022, the Company generated cash flows from operations of $0.9 million (nine months ended September 30, 2021 - utilized cash flows in operations of $10.6 million) again resulting from a $4.5 million positive working capital movement mentioned above which exceeded corporate head office expenses.

The increase in cash provided by operating activities during the three and nine months ended September 30, 2022 was primarily due to the aforementioned collection of the Company's JV service fee (Q3 2022: $3.8 million collected; YTD 2022: $8.6 million collected) while corporate head office expenses (cash basis) were also lower in both periods due to a lower headcount (see "5. Financial Results of the Company").

Cash provided by investing activities

During the three and nine months ended September 30, 2022, cash provided by investing activities amounted to $0.3 million and $0.5 million, respectively, and comprised interest earned on cash balances.

During the three months ended September 30, 2021, cash provided by investing activities of $0.05 million comprised interest earned on cash balances. During the nine months ended September 30, 2021, cash provided by investing activities of $3.9 million included: $5.0 million distribution from the JV in the form of a preference share redemption and $0.4 million of interest earned on cash balances, which were partly offset by an acquisition of exploration properties in Mali for $1.5 million.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported	41,845	57,531	147,331	176,840
Other adjustments [4]	-	(230)	-	(1,026)
Adjusted production costs	41,845	57,301	147,331	175,814
Share-based compensation expense included in production costs	(13)	212	48	(36)
By-product revenue	(160)	(112)	(453)	(514)
Total operating cash costs	41,672	57,401	146,926	175,264
Royalties	3,845	4,264	11,966	14,565
Total cash costs	45,517	61,665	158,892	189,829
Gold ounces sold	45,482	48,435	133,647	164,708
Operating cash costs per gold ounce sold ($/ounce)	916	1,185	1,099	1,064
Total cash costs per gold ounce sold ($/ounce)	1,001	1,273	1,189	1,153

4 For the three and nine months ended September 30, 2021, total production costs have been adjusted to exclude one-time severance charges.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations), sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	45,517	61,665	158,892	189,829
General and administrative expenses - JV [5]	834	2,168	2,365	7,530
Sustaining capital expenditures (see table below)	2,154	6,343	7,137	13,032
Sustaining capitalized stripping costs	-	4,654	-	8,581
Reclamation cost accretion	747	298	1,819	887
Sustaining lease payments	4,308	2,139	14,739	9,999
Interest on lease liabilities	23	121	193	284
All-in sustaining cost	53,583	77,388	185,145	230,142
Gold ounces sold	45,482	48,435	133,647	164,708
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,178	1,598	1,385	1,397
Average realized price per gold ounce sold ($/ounce)	1,687	1,758	1,787	1,765
All-in sustaining margin ($/ounce)	509	160	402	368
All-in sustaining margin	23,150	7,750	53,726	60,613

5 Excluded from the G&A costs of the AGM are $15 of share-based compensation expense for the three months ended September 30, 2022 and $18.9 million related to one-time severance charges and a $28 credit of share-based compensation expense for the nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - excludes a credit to share-based compensation expense of $55 and an expense of $37, respectively).

For the three and nine months ended September 30, 2022, the Company incurred corporate G&A expenses, net of the JV service fee, of $0.7 million and $3.2 million, respectively, which exclude share-based compensation expense and depreciation expense totaling $1.3 million and $1.0 million, respectively (three and nine months ended September 30, 2021 - G&A expenses, net of the JV service fee, of $1.2 million and $3.7 million, respectively, which exclude share‐based compensation expense, depreciation expense and severance payouts totaling $0.2 million and $2.9 million, respectively).

The Company's attributable gold ounces sold for the three and nine months ended September 30, 2022 were 20,467 and 60,141 (three and nine months ended September 30, 2021 - 21,796 and 74,119 gold ounces, respectively), resulting in additional all-in sustaining cost for the Company of $35/oz and $53/oz for the periods presented, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three and nine months ended September 30, 2021 - $54/oz and $50/oz, respectively).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - JV	5,490	12,391	11,353	33,112
Less:
Sustaining capitalized stripping costs	-	(4,654)	-	(8,581)
Non-sustaining capital expenditures	(3,480)	(2,616)	(4,361)	(13,230)
Change in AP related to capital expenditures not included in AISC	(1)	1,175	(74)	1,602
Interest income received	145	47	219	129
Total sustaining capital expenditures	2,154	6,343	7,137	13,032

The majority of the non-sustaining capital expenditures during the three and nine months ended September 30, 2022 related primarily to local community relocation costs, Abore infill drilling and the AGM's feasibility study.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - JV	4,416	2,246	15,059	50,643
Less :
Interest and fees paid on RCF	(108)	(107)	(320)	(644)
Distributions paid to JV partners	-	-	-	(10,000)
Repayment of RCF	-	-	-	(30,000)
Total sustaining lease payments	4,308	2,139	14,739	9,999

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021. All adjustments are shown net of estimated income tax.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars )	$	$	$	$
Net income after tax for the period	1,280	4,118	12,309	22,150
Add back (deduct):
Depreciation and depletion	36	37	110	111
Finance income	(3,702)	(2,220)	(17,082)	(6,818)
Finance expense	8	11	24	43
EBITDA for the period	(2,378)	1,946	(4,639)	15,486
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	242	247	(100)	1,401
Share of net earnings related to joint venture	-	(3,448)	-	(22,535)
Galiano's attributable interest in JV Adjusted EBITDA (below)[6]	-	7,471	-	33,803
Adjusted EBITDA for the period	(2,136)	6,216	(4,739)	28,155

6 The Company did not recognize its share of the JV's Adjusted EBITDA for the three and nine months ended September 30, 2022 as its equity investment in the JV was nil at September 30, 2022

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
JV net income after tax for the period	17,346	7,668	19,511	50,103
Add back (deduct):
JV depreciation and depletion	5,531	10,516	27,545	32,925
JV finance income	(158)	(58)	(234)	(168)
JV finance expense	3,858	614	5,435	2,256
JV EBITDA for the period	26,577	18,740	52,257	85,116
Add back (deduct):
JV severance costs	-	-	18,920	-
JV mining contractor lease payments (capitalized leases)	(4,308)	(2,139)	(14,739)	(9,999)
JV Adjusted EBITDA for the period	22,269	16,601	56,438	75,117
Galiano's attributable interest in JV Adjusted EBITDA for the period	-	7,471	-	33,803

While the above figure reflects an estimate of the Company’s “attributable interest” in Adjusted EBITDA generated from the AGM, cash and cash equivalents held by the JV are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at September 30, 2022, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of Asanko Gold Ghana Limited (which the JV partners own 45% each and the Government of Ghana holds 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities	26,075	26,473	64,344	72,649

Less:
Cash flows used in investing activities	(5,490)	(12,391)	(11,353)	(33,112)
Mining contractor lease payments (capitalized leases)	(4,308)	(2,139)	(14,739)	(9,999)
JV Free Cash Flow for the period	16,277	11,943	38,252	29,538

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 8,827,170 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.20 per share). The fully diluted outstanding share count at the date of this MD&A is 233,770,623.

10. Related party transactions

As at September 30, 2022, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2022, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three and nine months ended September 30, 2022, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM and costs incurred by the JV on behalf of the Company in respect of its wholly owned Asumura property. For the three and nine months ended September 30, 2022, the service fee was comprised of a gross service fee of $1.7 million and $5.0 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $1.0 million, respectively (three and nine months ended September 30, 2021 - gross service fee of $1.6 million and $4.7 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.9 million).  As at September 30, 2022, the Company had a $2.7 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2021 - $7.3 million).

Additionally, as at September 30, 2022, accounts payable and accrued liabilities include a payable due to the JV in the amount of $0.4 million relating to services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2021 - nil). During the three and nine months ended September 30, 2022, the JV provided administrative and exploration services on the Company's Asumura property totaling $0.2 million for both periods (three and nine months ended September 30, 2021 - nil for both periods).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2021 and 2020. The following estimates had a significant effect on the Company's condensed consolidated interim financial statements and the financial results of the JV.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV's life‐of‐mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges recorded. The Company determined it was not in a position to declare mineral reserves for the AGM in its updated 2022 Technical Report.

As such, given that mining and processing operations continued during the period, the JV utilized internal models in order to estimate life of mine tonnes for the purpose of units-of-production depletion of mineral properties, plant and equipment and the timing of reclamation cash flows in the JV.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the period

There were no new standards effective January 1, 2022 that had a material impact on the Company's unaudited condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of September 30, 2022 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

12. Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the nine months ended September 30, 2022.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial instruments

As at September 30, 2022, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents, accounts receivable and related party receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and the long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 20 of the consolidated annual financial statements for the years ended December 31, 2021 and 2020. There were no material changes to credit risk, liquidity risk or market risk during the nine months ended September 30, 2022.

Despite the strengthening US dollar, the Company has limited foreign currency risk given the majority of its cash balances are held in US dollars. Additionally, despite the decline in gold prices in 2022, management's estimate of the fair value per ounce of in‐situ mineral resources used in the valuation of the Company's preferred share investment in the JV has not changed materially during the period given the strong operating performance of the AGM.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

13.  Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended September 30, 2022, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news releases dated January 18, 2022, August 25, 2022, and September 8, 2022 and filed on the Company's SEDAR profile at www.sedar.com. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano or Alan Eslake, FAusIMM, Chief Metallurgist with Asanko Gold Ghana Limited. Mr. Pettman, Mr. Miller and Mr. Eslake are "Qualified Persons" as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects) ("NI 43-101").

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of mineral resources;
  the reinstatement of mineral reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  collection of the Company's service fee as operator of the JV;
  cost savings due to initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  the Company's intention to prepare a revised optimized mine plan and a further updated technical report supporting the new life of mine plan;
  expected timing regarding the update of life of mine plan to feasibility level;
  any additional work programs to be undertaken by the Company;
  activities to be completed while mining activities are temporarily deferred;
  longer-term cost savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;
  payment of the severance provision associated with the workforce restructuring;
  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;
  the expected timing for receipt of the results from the independent laboratory testing;
  the optimization of the AGM's plant performance;
  performance of stockpiled ore above management's forecast;
  performance of Akwasiso Cut 3 above plan;
  the next stage of the Company's drilling efforts;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  estimate of the JV's potential exposure in connection with the GRA's regulatory audit;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  environmental risks and remediation measures;
  expected timing for implementation of the Global Industry Standard on Tailings Management;
  advancement and implementation of the Company's climate change adaptation plan and related energy efficient initiatives;
  alignment with International Council on Mining and Metals' Mining Principles;
  unanticipated reclamation expenses;
  changes in accounting policies;
  usefulness of certain non-IFRS measures;
  higher mined grades than plant feed grades;
  title disputes or claims;
  limitations on insurance coverage; and
  standing and nomination for election of certain directors.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and the Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
  mineral resource estimates may change and may prove to be inaccurate;
  mineral reserves may not be reinstated;
  metallurgical recoveries may not be economically viable;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the results of the independent laboratory testing may not be as expected;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the Company may not be able to ascertain the cause of the lower recoveries;
  the Company may not be able to remedy the cause of the lower recoveries;
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully reinstate mineral reserves;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and
  the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), are required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.